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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                  Commission File Number 1-13817
                                                                         -------
(Check One):

[X] Form 10-K and Form 10-KSB               [ ] Form 11-K

[ ] Form 20-F            [ ] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

For Period Ended: Fiscal Year ended December 31, 1998
                  --------------------------------------------------------------

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ----------------------

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                                     PART I
                             REGISTRANT INFORMATION


    Full name of registrant   Boots & Coots International Well Control, Inc.
                            --------------------------------------------------
    Former name if applicable  N/A
                              ------------------------------------------------

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    Address of principal executive office (Street and number)
                                                              ----------------
777 Post Oak Boulevard, Suite 800
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    City, state and zip code  Houston, TX 77056
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                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof
[X] will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                                SEE APPENDIX A.

                                    PART IV
                               OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

THOMAS L. EASLEY                                713                621-7911
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     (Name)                                 (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                SEE APPENDIX B.
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Boots & Coots International Well Control, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   03/31/99               By: THOMAS L. EASLEY
      ------------------------     Vice President & Chief Financial Officer
                                   ---------------------------------------------

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                    12b25-2
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APPENDIX A

Part III - Narrative

The Company is completing the review and assessment of computations relating to foreign taxation for two of its foreign subsidiaries and anticipates completing an unregistered private placement of equity securities, both of which factors must then be assessed by the Company's independent accounting firm, Arthur Andersen L.L.P., in completing their examination of and report on the consolidated financial statements of the Company.


APPENDIX B

Part IV - Other Information

In 1997, the Company changed its fiscal year from June 30 to December 31. Accordingly, the Company had a short (six month) fiscal "year" for the period ended December 31, 1997, following the close of its prior fiscal year (twelve months) on June 30, 1997. Thus, the results for the year ended December 31, 1998, will necessarily differ from the short fiscal period ended December 31, 1997. In addition, during 1998 the Company has increased the size and scope of its business through a series of significant acquisitions and financing activities, which have been reported in the Company's periodic reports filed with the Commission during 1998. Consequently, the Company's financial results for 1998 will reflect the results of operations which are significantly diversified, both in size and range of activities, from those reported on for the period ended December 31, 1997. The Company expects to report 1998 revenues of approximately $76 million compared to six-month 1997 revenues of $5.4 million. A net loss is anticipated for 1998 in the $2.5 million to $3.0 million range compared to $.8 million for the six-month period ended December 31, 1997. 1998 operating results include losses from hazardous materials contracts in the fourth quarter; losses from the Company's Venezuelan materials and logistics operations resulting from the downturn in business activity in Venezuela, and expenses relating to the start-up development and marketing of the Company's proprietary risk management programs. Also, 1998 operations were adversely impacted by high interest costs incurred in connection with bridge acquisition financings. The Company emphasized that the above estimates for fiscal 1998 are preliminary only and results will be finalized upon completion of the audit and resolution of the matters described above.
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                          [ARTHUR ANDERSEN LETTERHEAD]



March 31, 1999

Mr. Tom Easley
Chief Financial Officer
Boots & Coots Well Control, Inc.
777 Post Oak Boulevard, Suite 800
Houston, Texas 77056



Dear Mr. Easley:

You have furnished us with a copy of you "Notification of Late Filing" on Form 12b-25 dated March 31, 1999.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Boots & Coots International Well Control, Inc. on or before the date the Form 10-K of Boots & Coots International Well Control, Inc. for the year ended December 31, 1998 is required to be filed.

Very truly yours,

/s/ ARTHUR ANDERSEN LLP